Exhibit 99.86

Number: BC0956738 CERTIFICATE OF CHANGE OF NAME BUSINESS CORPORATIONS ACT I Hereby Certify that GRANDE WEST TRANSPORTATION GROUP INC. changed its name to VICINITY MOTOR CORP. on March 29, 2021 at 12:01 AM Pacific Time. Issued under my hand at Victoria, British Columbia On March 29, 2021 CAROL PREST Registrar of Companies Province of British Columbia Canada ELECTRONIC CERTIFICATE